October 15, 2024

Eli Baker
Chief Executive Officer
Bold Eagle Acquisition Corp.
955 Fifth Avenue
New York, NY 10075

       Re: Bold Eagle Acquisition Corp.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed October 11, 2024
           File No. 333-282268
Dear Eli Baker:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 11, 2024, letter.

Amendment No. 2 to Registration Statement on Form S-1
General

1. We note your response to prior comment 1. As previously requested, please revise throughout the prospectus to provide the total amount and percentage of ordinary shares that will be held by the sponsor upon completion of this offering, including the private placement shares.
2. We note that in the event you enter into a business combination with a company with a pro forma equity value in excess of $3 billion, pursuant to the letter agreement you would restructure the founder shares such that the fully vested founder shares held by your sponsor immediately upon the consummation of such business combination will represent approximately 1% of such pro forma equity value of the pro forma combined company. The conversion ratio and the anti-dilution adjustment as set forth
 October 15, 2024
Page 2

       in the memorandum and articles of association do not contemplate such adjustment.
       Please disclose how these two provisions would be applied to the founder shares in the event of a business combination with a company with a pro forma equity value in excess of $3 billion. In addition, please provide clear disclosure each time you reference this provision of the letter agreement to clearly reflect the ease with which such provision may be amended at any time, as opposed to the conversion provision in the memorandum and articles of association, which would require shareholder approval to amend.
       Please contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Daniel Nussen, Esq.